Sit Mutual Funds
Investment Presentation
March 31, 2018

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
www.sitfunds.com

Sit Investment Associates

Outline of Presentation

Sit Investment Associates

Corporate Values and Goals
Established with the Founding of the Firm in 1981

Our Corporate Values

➢ To operate under the highest ethical and professional standards.

➢ To put our clients first in everything we do. We realize that the success of our clients results in our success.

➢ To maintain our uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our successful investment process.

➢ To always work hard for our clients, expending the effort they deserve in all aspects of the investment management and client reporting process.

Our Corporate Goals

➢ To provide superior investment management products for discriminating investors.

➢ To act as a "true extension" of the client's own operations, providing highly individualized services in an increasingly challenging investment environment.

➢ To control effectively our own destiny, avoiding imposed pressures for "growth," thereby allowing us to provide the services we believe our clients require and deserve.

Sit Investment Associates

Sit Mutual Funds
A Family of No-Load Mutual Funds
Specializing In Growth Equity Portfolios And Fixed Income

Our Mission Statement

The firm is dedicated to a single purpose: to be a premier investment management firm.

Sit Investment Associates, Inc. Total Assets Under Management
As of March 31, 2018: $13.8 Billion

- Equity $3.1 Billion
- Fixed Income $10.7 Billion

- Institutional Separate Accounts $10.9 Billion
- Sit Mutual Funds $2.8 Billion

History

1981
- Sit Investment Associates , Inc. is founded in Minneapolis by Eugene C. Sit. The company is one of the largest minority-owned advisory firms in the U.S.
- Sit Mutual Funds formed

1984
- Sit Fixed Income division formed to manage taxable and tax-exempt fixed income portfolios

1989
- Sit International division formed to manage international and global portfolios

Sit Investment Associates

Investment Philosophy

Equity Management

➢ To achieve superior long-term absolute and real returns through investing in growth-oriented investment opportunities.

➢ We invest primarily in high quality growth companies worldwide that have the potential to increase earnings at a faster rate than the representative economy and market index and are at reasonable valuation levels.

Fixed Income Management

➢ To attain consistent, superior risk-adjusted returns using a conservative investment style.

➢ We utilize investment grade securities, with special emphasis on fixed income securities that provide high interest income and stability of principal value.

Sit Investment Associates

Sit Investment Associates, Inc. Professionals

Equity

Name	Years of Investment Experience	Years With SIA
Roger J. Sit	27	20
Kent L. Johnson, CFA	25	29
Ronald D. Sit, CFA	33	33
David A. Brown, CFA	23	20
Denise A. Anderson, Ph.D.	20	9
Joseph R. Eshoo	23	10
Michael T. Manns	31	3
Michael C. Marzolf	19	1
Tasha M. Murdoff	18	22
Mark A. Pepper	19	14
Raymond E. Sit	26	26
Robert W. Sit, CFA	26	26
Michael J. Stellmacher, CFA	26	17
Stacey M. Curme	21	25
Ningning Tang, CFA	14	10
Bradley W. Meyer	15	17
Lee J. Feltman, CFA	10	10
Eric M. Manthe	6	13
Nicholas D. Tich	10	12
Samuel K. V. Krawczyk	4	4

Total Years Investment Experience 396 Years
Average Years Investment Experience 19.8 Years

Fixed Income

Name	Years of Investment Experience	Years With SIA
Roger J. Sit	27	20
Michael C. Brilley	49	33
Bryce A. Doty, CFA	26	22
Paul J. Jungquist, CFA, CPA	23	23
Mark H. Book, CFA, CMA	31	17
Christopher M. Rasmussen, CFA	15	18
Todd S. Emerson, CFA	23	11
Jessica A. Ersfeld, CFA	10	9
Michael C. Hubbard, CFA	12	6
Michael J. Reich, CFA	11	13
Kevin P. O'Brien, CFA	14	16
Jason B. Miller, CFA	9	4
Charles D. Officer, CFA	8	3
Andrew J. Tich	10	11
Nick F. Ochsner	6	0
Marci A. Lorge	33	29
Brian R. Gilbert	23	23

Total Years Investment Experience 337 years
Average Years Investment Experience 19.8 years

Sit Investment Associates



Sit Mutual Fund Offerings

Higher Risk
Higher Growth Potential

GROWTH

- Developing Markets Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Mid Cap Growth Fund
- Large Cap Growth Fund
- ESG Growth Fund

GROWTH & INCOME

- Small Cap Dividend Growth Fund
- Global Dividend Growth Fund
- Dividend Growth Fund
- Balanced Fund

INCOME

- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- U.S. Government Securities Fund
- Quality Income Fund

Lower Risk
Lower Growth Potential

Sit Investment Associates

II. Global Dividend Growth Fund

Dividend Growth Investing: Why It's Currently Attractive

The Return Environment

In a modest return environment expected for equities going forward, dividends are likely to become a large component of total returns

Investor Preferences

While demographic trends are playing a role, investors have become more conservative after "excesses" in recent years and high profile scandals. In addition, corporations are under pressure to manage capital wisely.

Higher Corporate Payouts

Corporate balance sheets remain strong and payout ratios remains relatively low, particularly based on normalized earnings. Free cash flow will remain strong due to secular/structural factors

Sit Investment Associates

Portfolio Objectives / Characteristics for
Global Dividend Growth Fund

➤ Equal proportion of growth companies that pay dividends and quality companies that pay a material dividend. Managers anticipate that all companies have the potential to increase their dividend.

➤ Investment universe: dividend-paying stocks across all sectors, geographies, and market capitalizations

➤ A dividend yield that exceeds (gross basis) each Fund's respective index

➤ Forecasted beta of approximately 0.90 for each Fund (source: Bloomberg Risk Analytics)

➤ Earnings per share growth rates similar to each Fund's respective index, but with lower fundamental valuations

➤ Above average "stability" for balance sheet, earnings, and cash flow measurements compared to each Fund's respective index

 Sit Investment Associates

Dividend Growth Portfolios

What Do Fund Managers Look For?

➢ The fundamental process includes a search for stocks of companies with:

- Growing earnings;

- Stable-to-improving margins;

- Global opportunities;

- A sustainable competitive advantage; and

- Experienced management

➢ The Funds look further for companies that exhibit characteristics that would encourage dividends and dividend growth:

- Consistency of earnings, cash flow generation

- Emphasis on balance sheet strength, includes low debt and strong cash flow;

- Shareholder "friendly" management teams committed to returning excess capital to shareholders; and

- High current dividend yield or potential for significant dividend increases over time.

 Sit Investment Associates

DIVIDEND PAYING STOCKS OUTPERFORM NON-DIVIDEND PAYING STOCKS IN A SLOWER ECONOMY



Dividend-Paying S&P 500 Stocks - Gain/Yr = 10.3% *
Non-Dividend Paying S&P 500 Stocks - Gain/Yr = 5.1% *
S&P 500 Equal-Weighted Total Return - Gain/Yr = 9.1% *

	December 1973 to March 2018		
	Dividend Paying Stocks*	Non-Dividend Paying Stocks*	Difference
Median Ann. Return When Real Annualized Q/Q GDP is **Greater Than 3.0%****	15.5%	18.4%	-2.9%
Median Ann. Return When Real Annualized Q/Q GDP is **Less Than 3.0%****	15.2%	9.3%	6.0%

*Universe consists of S&P 500 constituents, rebalanced quarterly and equal-weighted.
** Average annualized Q/Q US real GDP growth during the period = 2.9%.

* Based on geometric average of total returns from December 1973 to March 2018. Holdings equal-weighted and rebalanced quarterly.

SOURCES: NED DAVIS RESEARCH, FACTSET & SIT INVESTMENT ASSOCIATES

Sit Investment Associates

Sit Global Dividend Growth Fund
March 31, 2018

INVESTMENT OBJECTIVES

The Sit Global Dividend Growth objective is to generate:

- Long-term capital appreciation of securities;
- Income that exceeds the dividend yield of the MSCI World Index; and
- Income that grows over a period of years.

INVESTMENT STRATEGY

The Sit Global Dividend Growth strategy to achieve its objectives is to invest, under normal market conditions, 80% of its net assets in common stocks of dividend-paying, growth-oriented companies issued by U.S. and foreign companies. At least 30% of its net assets will be invested outside the U.S. Sit Global Dividend invests in companies that it deems financially strong and with the potential for growing dividend payments, growth, and long-term return based on these criteria:

- A company's earnings growth;
- A record of increasing dividend payments;
- Strong prospects for growing dividend payments indicated, in part, by growing earnings and cash flow;
- Unique product or service;
- Growing product or service demand;
- Dominant and growing market share;
- Management experience and capabilities; and
- Strong financial condition.

SECTOR ALLOCATION (%)

Finance	23.3	Technology Services	6.9
Producer Manufacturing	10.1	Electronic Technology	6.0
Health Technology	8.9	Communications	4.7
Process Industries	8.7	Sectors Less Than 4.5%	20.5
Consumer Non-Durables	8.4	Cash and Other Net Assets	2.5

TOP TEN HOLDINGS (%)

Microsoft Corp.	4.1	Allianz SE, ADR	2.3
JPMorgan Chase & Co.	3.0	AbbVie, Inc.	2.2
Johnson & Johnson	2.8	Apple, Inc.	2.1
Verizon Communications, Inc.	2.7	Starbucks Corp.	2.0
Pfizer, Inc.	2.3	PepsiCo, Inc.	2.0

BALANCE SHEET / PROFITABILITY - MEDIANS (%)

	Return on Invested Capital	Free Cash Flow Margin	Net Debt/ Capital
Sit Global Dividend Growth	11.7	11.1	36.8
MSCI World	9.4	7.7	25.9
S&P 500® Index	11.1	9.2	35.5
MSCI EAFE	8.8	6.5	18.9

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

COUNTRY ALLOCATION

United States	63.5
Germany	5.1
Netherlands	4.5
United Kingdom	4.3
Canada	4.2
Switzerland	2.8
Spain	2.4
Ireland	2.2
8 Countries Less Than 2.2%	8.5
Cash and Other Assets	2.5

PORTFOLIO CHARACTERISTICS

Number of Holdings:	71
Forward Dividend Yield:	2.95%
Wtd. Avg. Market Cap:	$148.5 B
Median Market Cap:	$63.5 B
Turnover Rate:	9.4 %
Beta (vs. MSCI World Index):	0.96

Source for Balance Sheet/Profitability-Medians : FactSet

Sit Investment Associates

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information including definitions of terms and risks specific to this fund in the last section entitled "Disclosures."

III. Disclosures

Sit Investment Associates

Disclosure Page

Mutual fund investing involves risk; principal loss is possible. There is no guarantee that a Fund's objectives will be achieved, and the market value of securities held by a Fund may fall or fail to rise.   Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. More information on the risks specific to each Fund is included in each Fund's prospectus. Prospectuses may be obtained by calling Sit Mutual Funds at 800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing.

Risks specific to Sit Global Dividend Growth Fund
Dividend paying stocks may not experience the same capital appreciation non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium-sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause a Fund's performance to be higher or lower than the performance of funds that focus on other types of stocks that have a broader investment style.   An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial accounting standards.

Index Descriptions
The **S&P 500** is an unmanaged capitalization-weighted index that measures the performance of 500 widely-held common stocks of large cap companies. It is not possible to invest directly in an index.

The **MSCI World Index** is an unmanaged free float-adjusted market capitalization Index that measures the equity market performance of 23 developed markets countries. It is not possible to invest directly in an index.

Definition of Terms
Beta is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta of less than 1 is less volatile.

Weighted average market cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Sit Investment Associates

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Disclosure Page

Definition of Terms

Median market cap is the midpoint market capitalization of companies held by the Fund; half of the companies held by the Fund will have larger market capitalizations and half will have lower market capitalizations.

Forward dividend yield is calculated by dividing each security's indicated annual dividends (IAD) by the security's current value. The IAD for a stock that pays dividends at a fixed frequency is computed by multiplying the most recent payment times the frequency. When a dividend frequency is unavailable, the IAD is calculated by totaling the dividends for the latest 12 months. The IAD is zero in the cases where dividend history is not available or when future dividend payments have been suspended. The Fund's forward dividend yield is the sum of each security's IAD multiplied by its weight in the Fund's portfolio, not the actual dividend yield of the Fund.

Return on Invested Capital (ROIC) is a measure of financial performance expressed as a percentage, and is used to assess the return that a company generates for investors who have provided capital, i.e. bondholders and stockholders. The general equation for ROIC is: (Net income - Dividends) dividend by (Debt + Equity).

Free Cash Flow Margin is a measure of financial performance expressed as a percentage, and is calculated as free cash flow (FCF) divided by revenue. FCF represents the cash that a company is able to generate after paying for required capital expenditures. Generally, the higher the percentage, the more cash a company has for paying dividends, reducing debt or for other purposes.

Sit Investment Associates